UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC File Number 001-39948 CUSIP Number 285046108
NOTIFICATION OF LATE FILING

(Check one) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Electriq Power Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

625 N. Flagler Drive, Suite 1003
Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33401
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Electriq Power Holdings, Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period as the Company requires additional time to compile the necessary disclosure and financial information to complete the Form 10-K filing. Such delay is a result of the timing of, and uncertainty around, potential fundraising transactions and the diversion of the attention of management and other personnel responsible for preparation of the Form 10-K to the foregoing. After the Company resolves the uncertainty and such mentioned activities, RSM US LLP, the Company's independent registered public accounting firm, will then need additional time to complete its audit procedures.

Based on currently available information, management anticipates that it will be disclosing in the Form 10-K that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Form 10-K.

Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. These forward-looking statements include, but are not limited to, statements regarding our expected results of operations for the full-year 2023 to be reported in the Form 10-K and statements regarding our expected liquidity condition, which reflect the Company’s expectations based upon currently available information and data. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risks affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Petrina Thomson	(833)	462-2883
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fourth quarter of the fiscal year ended December 31, 2023, the Company expects to report a net loss from operations of approximately $7.1 million, as compared to $7.4 million in the same prior year period. For the fiscal year ended December 31, 2023, the Company expects to report consolidated revenue of $2.4 million, which would reflect a decrease of $13.5, or 85%, as compared to the prior year, and a net loss from operations of approximately $28.9 million, as compared to $18.5 million in the prior year. The expected revenue for the fourth quarter ended December 31, 2023 is within the range previously reported in the Company’s press release dated January 11, 2024. While the Company does not expect any significant changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s final closing procedures and the audit of the Company’s financial statements for the fiscal year ended December 31, 2023 by its independent registered public accounting firm.

ELECTRIQ POWER HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2024	By	/s/ Petrina Thomson
Petrina Thomson
Chief Financial Officer